UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

INFORMATION BULLETIN DUE TO COMPANY RESTRUCTURING

OCTOBER 19th, 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

Bosque de Alisos 47-A Piso 4

Col. Bosques de las Lomas

05120, Ciudad de México,

México

_________________________________

Trading Symbol: “ASUR”

_________________________________

AIRPLAN Acquisition

IN ACCORDANCE WITH ARTICLE 35 AND APPENDIX P OF THE GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER PARTICIPANTS IN THE STOCK MARKET PUBLISHED BY THE NATIONAL BANKING AND SECURITIES COMMISSION, GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V. (“ASUR” OR THE “ISSUER”) HEREBY INFORMS ITS STOCKHOLDERS AND THE GENERAL PUBLIC OF THE PROCESS OF ACQUISITION OF MAJORITY STAKES IN (I) SOCIEDAD OPERADORA DE AEROPUERTOS CENTRO NORTE, S.A., AND (II) AEROPUERTOS DE ORIENTE, S.A.S.

Brief Summary of the Transaction

In relation to (i) the significant events published on April 10th and 11th, and on October 12th, 2017, and (ii) the information contained in the annual report of ASUR published on April 28th, 2017, in which the stockholders of ASUR and the general public were informed, among other matters, that ASUR had reached a series of agreements through its subsidiary Aeropuerto de Cancún, S.A. de C.V. with the respective stockholders of Sociedad Operadora de Aeropuertos de Centro Norte, S.A. (“Airplan”) and Aeropuertos de Oriente, S.A.S. (“Oriente”) for the acquisition of a controlling stake of approximately 92.42% in the capital stock of Airplan and of 97.26% in the capital stock of Oriente in exchange for an accumulated sum of approximately 4.8968 billion Mexican pesos (262 million U.S. dollars at the exchange rate of 18.69 pesos per dollar on April 10th, 2017), subject to a series of price adjustments and in accordance with a series of agreements entered into with the respective stockholders of Airplan and Oriente, including debt, as reported on October 12th, 2017 via the publication of a significant event:

1.	On October 12th, ASUR received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of the stake in Airplan (the “Acquisition” or the “Transaction”).

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Airplan holds concessions to operate the following airports in Colombia: Enrique Olaya Herrera Airport and José Maria Córdova International Airport in Medellin, Los Garzones Airport in Montería, Antonio Roldan Betancourt Airport in Carepa, El Caraño Airport in Quibdó, and Las Brujas Airport in Corozal.

2.	Not all the necessary regulatory approvals have yet been received to conclude the acquisition of Oriente.

In light of the pending regulatory approvals for the acquisition of Oriente, the sellers and ASUR have agreed to make commercially reasonable efforts to obtain the pending approvals and, if successful, to negotiate in good faith an adjustment to the purchase price.

Oriente holds concessions to operate the following airports in Colombia: Simón Bolívar International Airport in Santa Marta, Almirante Padilla Airport in Riohacha, Alfonso López Pumarejo Airport in Valledupar, Camilo Daza International Airport in Cúcuta, Palonegro International Airport in Bucaramanga, and Yariguíes Airport in Barrancabermeja. If it is possible to conclude this acquisition, ASUR will own approximately 97.26% of the capital stock of Oriente.

In the event that (i) the required regulatory approvals for the acquisition of Oriente are obtained, (ii) the sellers and ASUR reach an agreement regarding the purchase price, and (iii) the acquisition of Oriente is concluded, ASUR will issue the relevant information to its stockholders and the general public in compliance with its reporting obligations under the applicable legal provisions.

Based on the foregoing, this company restructuring information bulletin and the pro forma financial information refer only to the conclusion of the Transaction relating to Airplan.

The stockholders of ASUR and the general public are hereby informed that, after having obtained all the necessary approvals for the conclusion of the Acquisition of Airplan and complied with all the conditions to which the Transaction was subject, on October 19th, 2017 ASUR paid the amount of the purchase price for the stake in Airplan in full, thereby concluding the Transaction.

The full amount paid by ASUR for the acquisition of Airplan was approximately $3.774 billion pesos ($204 million U.S. dollars at the exchange rate of $18.5 pesos per dollar valid on October 18th, 2017) (the “Total Sum of the Transaction”).

The funds for payment of the purchase price were obtained from a credit contracted with BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as described below in this Information Bulletin.

The Acquisition is an important strategic addition to allow ASUR to enter the South American market by offering airport services through six airports in Colombia. The operation of these airports will considerably extend the scope and scale of the airport services provided by ASUR. Given that ASUR’s business is highly dependent on international tourism, the Acquisition will give ASUR the opportunity to serve 10.4 million additional passengers through Airplan. This investment also contributes to ASUR’s corporate objective of stimulating and promoting the development of air routes that satisfy the needs of passengers, airlines and ASUR’s own airports.

Description of Securities

The shares that represent the capital stock of ASUR are listed on the National Register of Securities (Spanish initials “RNV”) kept by the National Banking and Securities Commission under file number 2705-1.00-2008-004 and are traded on the Mexican Stock Exchange (Spanish initials “BMV”) under the symbol “ASUR”.

As of the date of this information bulletin due to company restructuring (the “Information Bulletin”), the Issuer’s capital stock is represented by 277,050,000 shares that are fully subscribed and in circulation corresponding to Series “B”, and 22’950,000 shares that are fully subscribed and in circulation corresponding to Series “BB”.

The Acquisition will not entail any modification to the characteristics of the shares of ASUR. ASUR will not issue shares as a result of the Acquisition.

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This Information Bulletin does not constitute a prospectus for the sale of securities in Mexico. It has been prepared and is placed at the disposal of the general public in order to comply with the applicable legal provisions.

The Issuer will provide copies of this document to any investor capable of providing evidence of that capacity under the applicable legislation, and who submits a request for said information to Adolfo Castro Rivas, Chief Executive Officer of the Issuer, who is the person in charge of investor relations and may be contacted at the Issuer’s offices located at Bosque de Alisos No. 47-A Piso 4, Colonia Bosques de las Lomas, 05120, Ciudad de México, Mexico, by telephone on 52-84-04-08, or by e-mail: acastro@asur.com.mx. The electronic version of this Information Bulletin may be consulted on any one of the following internet sites www.bmv.com.mx, www.gob.mx/cnbv, and www.asur.com.mx.

ENLISTMENT ON THE NATIONAL REGISTER OF SECURITIES DOES NOT IMPLY CERTIFICATION OF THE VALUE OF THE SECURITIES IN QUESTION, THE SOLVENCY OF THE ISSUER, OR THE CORRECTNESS OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DECLARATION, NOR WILL IT BE CONSIDERED TO CONDONE ANY ACTS THAT MAY HAVE BEEN CARRIED OUT IN CONTRAVENTION OF ANY LAWS.

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TABLE OF CONTENTS

1.	EXECUTIVE SUMMARY	5
2.	DETAILED INFORMATION ON THE TRANSACTION	7
	a) DETAILED DESCRIPTION OF THE ACQUISITION	7
	b) OBJECTIVE OF THE TRANSACTION	7
	c) SOURCES OF FINANCING AND EXPENSES ARISING FROM THE TRANSACTION	8
	d) DATE OF APPROVAL OF THE TRANSACTION	8
	e) ACCOUNTING TREATMENT OF THE TRANSACTION	8
	f) TAX CONSEQUENCES OF THE TRANSACTION	9
3.	PARTIES TO THE TRANSACTION	10
	a) GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.	10
	b) SOCIEDAD OPERADORA DE AEROPUERTOS DE CENTRO NORTE, S.A.	11
4.	RISK FACTORS	15
5.	SELECTED FINANCIAL INFORMATION	17
6.	COMMENTS AND ANALYSIS OF COMPANY MANAGEMENT REGARDING ISSUER’S OPERATING RESULTS AND FINANCIAL POSITION	22
	a) OPERATING RESULTS	22
	b) FINANCIAL SITUATION, LIQUIDITY AND CAPITAL RESOURCES	22
7.	PUBLIC DOCUMENTS	24
8.	PERSONS RESPONSIBLE	25
9.	APPENDICES	26
	a) ASSURANCE REPORT OF THE INDEPENDENT AUDITOR OF ASUR REGARDING THE COMPILATION OF THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	26
	b) PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	26

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1.              EXECUTIVE SUMMARY

This summary contains a description of the most significant aspects of the Transaction. It does not include all the information that might be relevant for investors, and is therefore intended to be complemented by the more detailed general and financial information contained in other sections of this Information Bulletin, as well as in ASUR’s annual report dated 31st of December 2016 (the “Annual Report”) and in ASUR’s report for the second quarter of 2017, both of which may be consulted at www.asur.com.mx and www.bmv.com.mx.

ASUR is a variable-capital, publicly traded, limited company incorporated under the laws of Mexico. ASUR is a holding company for subsidiaries dedicated to the administration, operation (including the rendering of airport, complementary and commercial services), construction and/or development of civil airfields. Nine of ASUR’s subsidiaries have concessions to operate, administer, develop and construct airports in the southeastern region of Mexico; these concessions have a duration of fifty years, beginning in 1998.

ASUR also holds an indirect stake of 60.0% in the company Aerostar, which has a lease agreement for the operation, maintenance and development of LMM Airport located in San Juan, Puerto Rico, valid for a period of forty years from February 27th, 2013.

On April 10th, 2017, ASUR announced that through its subsidiary, Aeropuerto de Cancún, S.A. de C.V., it had reached a series of agreements with the respective stockholders of Airplan and Oriente, with the aim of acquiring a controlling stake of approximately 92.42% in the capital stock of Airplan and of 97.26% in the capital stock of Oriente.

On October 12th, 2017, ASUR announced that:

1.	On that date it had received approvals from the Colombian regulatory authorities to conclude the acquisition of the stake in Airplan and it had decided to go ahead with the finalization of the Transaction.

2.	As of that date, the regulatory approvals for the conclusion of the acquisition of Oriente had not been received and, therefore, the sellers and ASUR had agreed to make commercially reasonable efforts to obtain the approvals and, if successful, to negotiate in good faith an adjustment to the purchase price.

Given that it had (i) obtained all the necessary authorizations for the conclusion of the Acquisition of Airplan, and (ii) complied in full with all the conditions that the Acquisition was subject to, on October 19th, 2017, ASUR paid the amount of the purchase price for the stake in Airplan in full, thereby concluding the Transaction.

The full amount paid by ASUR for the acquisition of Airplan was approximately $3.774 billion pesos ($204 million U.S. dollars at the exchange rate of $18.5 pesos per dollar valid on October 18th, 2017) (the “Total Sum of the Transaction”).

The funds for payment of the purchase price were obtained from a credit contracted with BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as described below in this Information Bulletin.

Airplan is the second-largest airport concession holder in Colombia, with 10.4 million passengers in 2016. Airplan provides airport services in Enrique Olaya Herrera Airport and José María Córdova International Airport, both in Medellin, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, El Caraño Airport in Quibdó, and Las Brujas Airport in Corozal. According to the Colombian civil-aviation authority Aerocivil, in 2015 Airplan had a market share in Colombia of 15% of domestic and international passengers. Major airlines have established operations centers in Airplan airports, with the hub for Viva Colombia and the maintenance, repair and overhaul (MRO) hub for Avianca both based at José María Córdova International Airport in Medellin. For more information on this concession, see Section 3. Parties to the Transaction. (b) Sociedad Operadora de Aeropuertos de Centro Norte, S.A. – Description of the Business in this Bulletin.

The concession held by Airplan has a duration that depends on the sum of revenues generated by the relevant airports. The Airplan airport concessions have a minimum duration until 2032 and maximum duration until 2048.

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Oriente

Oriente has concessions to operate the following airports in Colombia: Simón Bolívar International Airport in Santa Marta, Almirante Padilla Airport in Riohacha, Alfonso López Pumarejo Airport in Valledupar, Camilo Daza International Airport in Cúcuta, Palonegro International Airport in Bucaramanga, and Yariguíes Airport in Barrancabermeja. If it is possible to conclude this acquisition, ASUR will own approximately 97.26% of the capital stock of Oriente.

In the event that (i) the required regulatory approvals for the acquisition of Oriente are obtained, (ii) the sellers and ASUR reach an agreement regarding the purchase price, and (iii) the acquisition of Oriente is concluded, ASUR will issue the relevant information to its stockholders and the general public in compliance with its reporting obligations under the applicable legal provisions.

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2.              DETAILED INFORMATION ON THE TRANSACTION

a)	DETAILED DESCRIPTION OF THE ACQUISITION

On April 10th, 2017, ASUR announced that through its subsidiary, Aeropuerto de Cancún, S.A. de C.V., it had reached a series of agreements with the stockholders of Airplan for the acquisition of a controlling stake of approximately 92.42% of the capital stock of Airplan.

The Total Sum of the Transaction will be financed via a credit provided by BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as described below in this Information Bulletin.

On this date the Acquisition was concluded, and payment was made of the Total Sum of the Transaction. The contracts for finalization of the Acquisition also received final approval by the Colombian regulatory aviation authorities, including the National Infrastructure Agency, which is responsible for granting airport concessions, and the Olaya Herrera Airport Public Authority. These authorities issued approval on October 12th, 2017.

As of the date of this Information Bulletin, ASUR’s obligation to conclude the Acquisition, and therefore to pay the Total Sum of the Transaction, is subject to compliance with or acceptance of certain conditions precedent by the stockholders of Airplan and Oriente, as applicable, including obtainment of the corresponding authorizations. These conditions are customary for transactions of this nature.

b)	OBJECTIVE OF THE TRANSACTION

The Acquisition is an important strategic addition to allow ASUR to offer airport services in the South American market. This Transaction contributes to ASUR’s corporate objective of stimulating and promoting the development of air routes that satisfy the needs of passengers, airlines and ASUR’s own airports, and will strengthen ASUR in terms of geographic presence, the range of services it can offer to clients in different markets, and the scope and scale of the services offered by the company.

As a result of the Transaction, ASUR will acquire through its subsidiary Aeropuerto de Cancún, S.A. de C.V. a controlling stake of approximately 92.42% of the capital stock of Airplan. The Acquisition will entail the transfer of rights under the airport concessions by Airplan, which include the rights to receive regulated and unregulated revenues from each airport under concession. The regulated revenues of Airplan include, but are not limited to, the tariff charged to passengers for the use of the airport, takeoff, landing and aircraft-movement fees, fees for the use by aircraft of passenger boarding bridges, and aircraft parking fees; the unregulated revenues of Airplan include, but are not limited to, commercial revenues in general, including revenues from the rental of commercial units, advertising, fees from the sale of gasoline, rental of storage facilities for stocks, and the rendering of ground-handling services.

This investment contributes to ASUR’s corporate objective of stimulating and promoting the development of air routes that satisfy the needs of passengers, airlines and ASUR’s own airports.

In 2016, the airports operated by Airplan served approximately 10.4 million passengers, respectively. The concessions held by Airplan have a duration that depends on the sums of the revenues generated by the airports in question. The Airplan concessions have a minimum term until 2032 and a maximum term until 2048.

José María Córdova International Airport and Enrique Olaya Herrera Airport both operate flights into and out of the city of Medellin, Colombia. Medellin is currently the second-largest city in Colombia and the second-busiest city for air passengers after Bogotá. José María Córdova International Airport opened in 1985, and is the number-two airport in Colombia in terms of passenger traffic. Located in the municipality of Rionegro, 45 minutes from Medellin, the airport provides service for domestic and international flights. It has a range of restaurants and retail shops, as well as car parking facilities for 300 vehicles. Key airline clients include American Airlines, Avianca, Copa Airlines, and Viva Colombia. In 2016, José María Córdova International Airport served approximately 7.6 million passengers, including 1.4 million international passengers and 6.2 million domestic passengers.

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Enrique Olaya Herrera Airport opened in 1932, and was the city’s main airport until José María Córdova International Airport began operations in 1985. The airport is conveniently located within the Medellin city limits, and serves domestic flights to destinations such as Bogotá, Bucaramanga and Pereira. Key airline clients include Satena and EasyFly. In 2016, the airport served approximately 1.1 million passengers.

Los Garzones Airport is located in Montería, Colombia. It serves domestic flights to destinations such as Bogotá, Medellin, Cartagena and Barranquilla. Key airline clients include Avianca, Copa Airlines and EasyFly. In 2016, the airport served 975,384 passengers.

Antonio Roldán Betancourt Airport is located in Carepa, Colombia. It serves domestic flights to destinations such as Bogotá and Medellin. Key airline clients include EasyFly and Satena. In 2016, the airport served 222,496 passengers.

El Caraño Airport is located in Quibdó, Colombia. It serves domestic flights to destinations such as Bogotá, Medellin and Cali. Key airline clients include EasyFly and Satena. In 2016, the airport served 403,085 passengers.

Las Brujas Airport is located in Corozal, Colombia. It serves domestic flights to destinations such as Bogotá and Medellin. Key airline clients include EasyFly and Satena. In 2016, the airport served 77,554 passengers.

c)	SOURCES OF FINANCING AND EXPENSES ARISING FROM THE TRANSACTION

On April 27th, 2017, ASUR entered into a credit agreement to finance payment of the Total Sum of the Transaction with the bank BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer for an amount of $4,000,000,000.00 (four billion pesos, zero cents, Mexican legal tender). The credit has a term of one year and an interest rate calculated on the basis of the 28-day Interbank Interest Rate (TIIE) plus 0.60% (zero point six percent).

The credit agreement contains several obligations to take or to refrain from taking action, as well as causes for advance termination, which are in the customary terms for financing agreements of this nature.

In relation to the Transaction and its financing, ASUR has incurred and will continue to incur a series of expenses, including the fees of legal, accounting and tax advisors, among others. ASUR estimates that these fees will amount to approximately USD 1,100,000.00 (one million, one hundred thousand dollars, zero cents, legal tender of the United States of America).

d)	DATE OF APPROVAL OF THE TRANSACTION

On January 31 and March 9, 2017, the Board of Directors of ASUR authorized the subsidiary Aeropuerto de Cancún, S.A. de C.V. to enter into negotiations with the stockholders of Airplan and Oriente with the aim of agreeing on the possible acquisition of a controlling stake in said companies.

e)	ACCOUNTING TREATMENT OF THE TRANSACTION

The accounting treatment for the restructuring of the company is regulated by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board. The accounting treatment of the Transaction will be applied at the appropriate time in accordance with the provisions of IFRS 3 “Business Combinations” (IFRS Three), which requires recognition of business acquisitions using the acquisition method, and in general terms includes the following procedures and assessments: (i) definition of the company that obtains control of another business, (ii) definition of the acquisition date, (iii) assessment and recognition of reasonable value on the acquisition date, the identifiable assets acquired, the liabilities assumed, and any non-controlling stakes in the acquired company, and (iv) recognition of any difference between the fee transferred and the net

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identifiable assets acquired, which is commonly referred to as “acquired goodwill” (asset), or “purchase gain” (P&L).

For the purposes of the pro forma financial information included in this Information Bulletin, the historical values of the acquired company have been taken into consideration, and goodwill has been recognized for the difference between the aforementioned historical values and the purchase price of Airplan, which differs from the accounting treatment described above.

The final purchase method will be determined by ASUR once the detailed valuations and calculations needed for this purpose are complete. The final method may differ considerably from that used for the pro forma adjustments. The final method may include: (i) changes to the reasonable value of properties, plants and equipment; (ii) changes to the methods of accounting for intangible assets such as brands, technology and client relations, as well as the reasonable value of commercial credit; and (iii) other changes to the assets and liabilities acquired.

f)	TAX CONSEQUENCES OF THE TRANSACTION

The Transaction will not have any tax consequences for ASUR.

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3.	PARTIES TO THE TRANSACTION

a)	GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

This summary is not intended to provide exhaustive information about ASUR. It is complemented by the information contained in ASUR’s Annual Report, which is available for consultation on the ASUR website www.asur.com.mx and on the website of the Mexican Stock Exchange www.bmv.com.mx and in ASUR’s most recent quarterly report, which is available for consultation on the websites www.asur.com.mx and www.bmv.com.mx.

History and Background

ASUR was incorporated in 1998 as part of the Mexican federal government’s two-stage plan to open up the country’s airport system to private investment. Under the scheme established by the Ministry of Communications and Transport (Spanish initials, “SCT”), 35 of the 58 major public airports in Mexico were selected to form part of this program and were divided into four groups: the Southeast group (made up of the nine Mexican airports of ASUR), the Mexico City group (which currently contains a single airport), the Pacific group (which has 12 airports) and the Center-North group (with 13 airports). The first stage of the program consisted of selecting an investor for each airport group via a process of public tender. This investor was granted a stake of 15.0% in the airport group’s capital stock, as well as the right and the obligation to enter into a series of contracts, including one to provide certain technical assistance services in accordance with the terms established during the public bidding process. In the second stage of the program, all or part of the remaining shares in each airport group were offered for sale to the public.

In June 1998, the SCT granted concessions to the subsidiaries of ASUR for the administration, operation, development and, if applicable, construction of the Southeast Airports for a period of 50 years from November 1st, 1998. In addition, a holding company was constituted for each airport group, which owns all of the shares (except one) in the capital stock of the concession-holding companies, and a service company was also established for each group.

For a more detailed description of the history and background of ASUR, please refer to the company’s Annual Report, which is available for consultation on the ASUR website www.asur.com.mx and on the website of the Mexican stock exchange www.bmv.com.mx.

Description of the Business

ASUR holds concessions to operate, maintain and develop nine airports in the southeast region of Mexico for a period of 50 years from November 1st, 1998. As the operator of these airports, ASUR receives revenues from fees charged to airlines, passengers, and other parties for the use of the airport facilities belonging to the company. ASUR also receives revenues from other activities that take place in its airports, such as the lease of space for restaurants and other businesses. The concessions held by ASUR include that of Cancún International Airport, which was the second-busiest airport in Mexico in 2016 in terms of passenger traffic, and the busiest in terms of international passenger traffic on scheduled flights, according to information provided by Mexico’s Civil Aeronautical Department (Spanish initials “DGAC”), which is the federal authority that oversees the Mexican aviation industry. ASUR also holds the concessions to operate airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

ASUR has an indirect stake of 60.0% in the company Aerostar: through its subsidiary Aeropuerto de Cancún, S.A. de C.V., it has a lease agreement that allows it to operate, maintain and develop Luis Muñoz Marín Airport located in San Juan, Puerto Rico, for a period of 40 years from February 27th, 2013.

For a more detailed description of ASUR’s business, please refer to the company’s Annual Report, which is available for consultation on the ASUR website www.asur.com.mx and on the website of the Mexican Stock Exchange www.bmv.com.mx.

Description of the Development of ASUR

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On April 10th, 2017, ASUR, acting through its subsidiary Aeropuerto de Cancún, S.A. de C.V., entered into a series of agreements to carry out the Transaction, according to the terms and conditions established in each one, as described in this Information Bulletin.

On May 26th, 2017, Highstar sold a 10% stake in Aerostar to ASUR, through its subsidiary Aeropuerto de Cancún, S.A. de C.V., in accordance with a purchase and sale agreement. As a result of this transaction, Aeropuerto de Cancún, S.A. de C.V. is now the owner of a 60% stake in the shares of Aerostar and has obtained control over the latter company. Consequently, as of June 30th, 2017, it has been integrated into the consolidated financial statements of ASUR. A third-party buyer, Public Sector Pension Investment Board, has acquired the remaining 40% of the shares in Aerostar. This represents a combined investment of USD 430 million. The transaction has received all of the required regulatory approvals. ASUR expects to consolidate the results of Aerostar in its financial statements.

Through its subsidiary Aeropuerto de Cancún, S.A. de C.V., ASUR has begun construction of Terminal 4 at Cancún International Airport, in accordance with the corresponding master development program. The new terminal is located to the west of the existing airport facilities, between Runways 12L and 12R. The terminal building will initially have a surface area of more than 64,000 square meters, as well as 10 passenger-inspection points and 12 aircraft parking stands, each with its own passenger-boarding bridge. The terminal was designed to be easily expandable when capacity increases are required, without causing disruption for day-to-day operations, and will maintain separate flows for domestic and international passengers. The terminal will also be divided into separate levels, with the upper level reserved for departing passengers and the mezzanine and lower levels for arriving passengers. It is expected that Terminal 4 will begin operating during the fourth quarter of 2017.

For a more detailed description of the development of ASUR’s business, please refer to the company’s Annual Report, which is available for consultation on the ASUR website www.asur.com.mx and on the website of the Mexican Stock Exchange www.bmv.com.mx.

Structure of Capital Stock

The shares that represent ASUR’s capital stock are listed on the RNV kept by the National Banking and Securities Commission under file number 2705-1.00-2008-004 and are traded on the BMV under the symbol “ASUR”. As of the date of this Information Bulletin, the Issuer’s capital stock is represented by 277,050,000 shares that are fully subscribed and in circulation corresponding to Series “B”, and 22’950,000 shares that are fully subscribed and in circulation corresponding to Series “BB”.

Financial Statements

Other than the consolidation of the results of Aerostar in the financial statements of ASUR, no significant changes have been made to the audited consolidated financial statements of ASUR since the publication of the company’s Annual Report.

b)	SOCIEDAD OPERADORA DE AEROPUERTOS DE CENTRO NORTE, S.A.

The sole source for all information regarding Airplan contained in this Information Bulletin (including, without limitation, the information contained in this section) is the information provided directly by Airplan to ASUR. Consequently, and to avoid any ambiguity of interpretation, (i) ASUR did not in any way prepare, review or agree to any of the information contained herein, (ii) the information is applicable to Airplan prior to conclusion of the Transaction, and (iii) ASUR assumes no responsibility for the information contained in or omitted from this Bulletin, as applicable.

For a more detailed description of Airplan, please refer to the information available on the Airplan website http://www.airplan.aero/. The aforementioned website shall not be construed as part of this Information Bulletin and ASUR therefore assumes no responsibility for any information contained in or omitted from the website.

History and Background

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Airplan was incorporated by its stockholders in 2008 as a concession-holding company responsible for the administration, operation, commercial development, remodeling, renovation and maintenance of the airports mentioned below, as authorized in the Airplan Concession Effective from 2013, the National Infrastructure Agency (Spanish initials “ANI”), in its capacity as the national institution responsible for infrastructure concessions, replaced Aerocivil as the government agency whose duty it is to structure, manage and enforce the corresponding concession agreement.

In compliance with the terms of the concession, Airplan and trustee Fiduciaria Bancolombia established a trust fund to handle the revenue streams generated by the concession, including those relating to loan agreements. In general terms, the service agreements envisaged in the concession are fulfilled by Airplan. In accordance with the concession terms, Airplan is also required to enter into a contract for technical assistance and consulting services with an entity that has experience in airport operations, and this contract was signed with Capital Airports Holding Company.

Description of the Business

Airplan is the second-largest airport concession holder in Colombia, with 10,361,612 passengers in 2016 and 5,157,800 passengers in the period from January to June 2017. Airplan provides airport services in Enrique Olaya Herrera Airport and José María Córdova International Airport, both in Medellin, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, El Caraño Airport in Quibdó, and Las Brujas Airport in Corozal. According to Aerocivil, in 2015 Airplan had a market share in Colombia of 15% of domestic and international passengers. Major airlines have established operations centers in Airplan airports, with the hub for Viva Colombia and the maintenance, repair and overhaul (MRO) hub for Avianca both based at José María Córdova International Airport in Medellin.

In resolution 4975 dated October 12th, 2007, the Colombian Federal Government, acting through Aerocivil, declared bidding procedure 7000132-OL (the “Airplan Tender”) open to the public. On March 13th, 2008, and as a result of this tender, Aerocivil and the Olaya Herrera Airport Public Authority (“AOH”) granted Concession Agreement number 8000011-OK (the “Airplan Concession”) to the company Airplan, in order for the latter on its own behalf and under its own risk to perform the administration, operation, commercial development, remodeling, maintenance and modernization of the following airports: (i) Olaya Herrera; (ii) José María Córdova; (iii) El Caraño; (iv) Los Garzones; (v) Antonio Roldán Betancourt; and (vi) Las Brujas, all of which were under the control of and supervised by Aerocivil and AOH (the “Airplan Project”).

Under the concession agreement in question, Aerocivil permitted Airplan to use the fixed and moveable assets that form part of the Airplan Concession (which do not include those intended for air-traffic control, radio navigational aids or aviation safety). Aerocivil also ceded the corresponding rights to receive (i) revenues from the services specified by Aerocivil in its administrative resolutions, which must be provided by Airplan in the performance of its duties under the Airplan Concession; and (ii) revenues different to those specified by Aerocivil, received by Airplan in the performance of its duties under the Airplan Concession, on the understanding that a fee would be applicable to such revenues equivalent to 19% of Airplan’s gross income.

The development of the Airplan Concession is envisaged in three stages: (i) an initial stage lasting 10 months; (ii) a stage of remodeling and modernization lasting 60 months; and (iii) a maintenance stage. The Airplan Concession will last until the date on which any of the following events first occurs: (a) the revenues specified by Aerocivil are equal to expected revenues, provided that a period of at least 15 years has elapsed since the date on which the Airplan Concession came into force; or (b) a period of 25 years has elapsed since the date on which the Airplan Concession came into force, as applicable.

Airplan must comply with a series of obligations set forth in the Airplan Concession. These include: providing a compliance guarantee and a civil liability guarantee; paying a success fee for the transaction; paying the concession fee; refraining from providing air-transport services to passengers; refraining from allowing Colombian state-owned entities to hold stakes of more than 50% in the company’s capital stock; complying with the applicable environmental legislation; providing the relevant services to airport users in accordance with the technical specifications established in the Airplan Concession and in the agreements transferred;

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creating and maintaining a trust agreement (the assets held in trust must include all gross income received as revenue from the Airplan Concession, as well as any debt or capital resources obtained to execute the Airplan Concession); and carrying out any procedures and taking any measures, whether technical or financial, that are necessary to accomplish the Airplan Project. Aerocivil and AOH have the obligation to: issue notifications and transfer the contracts ceded for activities to be carried out in the areas under concession; recognize expenses that require compensation or the replacement of assets damaged due to force majeure, when the risk is assumed by Aerocivil; make payments arising from complementary works; pay differences for compensation; and make any notifications or take any measures necessary to allow the implementation of the Airplan Project. In the event that any instance of non-compliance with any of the important provisions of the Airplan Concession takes place and is not remedied, Aerocivil may rescind the concession and apply a contractual penalty of up to USD 20,000,000.00 (twenty million dollars, zero cents, legal tender of the United States of America). This sum may be reduced depending on what stage the Airplan Project is in when the breach of terms occurs.

An auditor is entrusted with coordinating and overseeing the execution of the Airplan Concession. This person is authorized to give instructions to Airplan regarding obligatory compliance aspects, and to request any information considered necessary to verify compliance with the obligations under the Airplan Concession. Finally, Airplan and its stockholders have the obligation not to assign in any way their stakes in the Airplan Concession without prior written authorization from AOH and Aerocivil, in the understanding that if any such assignment is carried out, the assignees must be persons that satisfy similar or superior conditions in terms of experience and financial capacity in accordance the provisions of the Airplan Tender.

Airplan has reached an agreement regarding investment commitments with the Colombian government in each of its airports. In 2017 and 2018, José María Córdova International Airport in Medellin has committed investments of 94.794 billion Colombian pesos and 43.688 billion Colombian pesos, respectively. In 2017, Enrique Olaya Herrera Airport in Medellin has committed investments of 441 million Colombian pesos. In 2017, Los Garzones Airport in Montería has committed investments of 2.49 billion Colombian pesos. In 2017, El Caraño Airport in Quibdó has committed investments of $40.351 billion Colombian pesos. Antonio Roldán Betancourt Airport in Carepa and Las Brujas Airport in Corozal do not have any investment commitments with the Colombian government for 2017 and 2018.

In the year 2016 and during the period from January to June 2017, José María Córdova International Airport in Medellin served 7,567,624 passengers and 3,816,493 million passengers, respectively. In the year 2016 and during the period from January to June 2017, Enrique Olaya Herrera Airport in Medellin served 1,115,466 passengers and 516,543 passengers, respectively. In the year 2016 and during the period from January to June 2017, Los Garzones Airport in Montería served 975,387 passengers and 488,723 passengers, respectively. In the year 2016 and during the period from January to June 2017, El Caraño Airport in Quibdó served 403,085 passengers and 186,005 passengers, respectively. In the year 2016 and during the period from January to June 2017, Antonio Roldán Betancourt Airport in Carepa served 222,496 passengers and 110,991 passengers, respectively. In the year 2016 and during the period from January to June 2017, Las Brujas Airport in Corozal served 77,554 passengers and 39,045 passengers, respectively.

Description of the Development of Airplan

In 2015, Airplan entered into a syndicated credit agreement with a group of local banks to refinance previously acquired loans and complete obligatory and additional works in the airports to be carried out between 2015 and 2017.

Major airlines have established operations centers in Airplan airports, with the hub for Viva Colombia and the maintenance, repair and overhaul (MRO) hub for Avianca both based at José María Córdova International Airport in Medellin.

Airplan is currently positioned as the second-largest airport concession holder in Colombia, serving 10.4 million passengers in 2016 through its six airports.

Structure of Capital Stock

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The shares that represent the capital stock of Airplan are not traded on any stock market at this time. The company’s major stockholders are Grupo Olímpica, Incoequipos, Ramón Emiliani, Fondo Nexus and Nexus SAS.

Financial Statements

No significant changes have been made to the audited consolidated financial statements of Airplan for the business year ending December 31st, 2016.

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4.              RISK FACTORS

The Issuer has identified the following risk factors in relation to the Transaction that might have a significant effect on its performance and profitability, and could influence the price of its shares. The possibility exists that ASUR’s operations might be affected by other risks that the Issuer has not foreseen or does not consider significant at this time.

Risk Factors Relating to the Issuer

For more detailed information about the risk factors relating to the Issuer, please refer to the company’s Annual Report, which is available for consultation on the ASUR website www.asur.com.mx and on the website of the Mexican Stock Exchange www.bmv.com.mx.

Risk Factors Relating to the Transaction

The pro forma unaudited consolidated financial statements presented are not indicative of future results.

The pro forma unaudited consolidated financial statements included in this Information Bulletin are presented for illustrative purposes only and do not reflect the operating results, financial position or real cash flows that would have been recorded had the Transaction been carried out on the supposed dates, nor do they project the future operating results or financial position of ASUR.

The pro forma unaudited consolidated financial statements included in this Information Bulletin should be read in conjunction with the historical financial statements of ASUR and the notes attached thereto.

ASUR will incur debt to conclude the Transaction.

ASUR will incur debt to pay for all of the Total Sum of the Transaction, which may result in a significant increase in interest-payment costs. Furthermore, the respective credit agreement will contain a series of restrictions, such as limits on dividend payments under certain circumstances, restrictions on incurring additional debt under certain circumstances, and additional financial restrictions. Consequently, the capacity of ASUR to finance future acquisitions, expansions, capital expenditure and operating costs may be significantly limited. ASUR may also refinance the debt assumed in relation to the Transaction. The ability of ASUR to refinance said debt under favorable terms and conditions depends on several factors that are beyond the control of ASUR, including market conditions and the availability of resources.

ASUR may not be capable of integrating the businesses acquired in the Transaction.

A key element in materializing the benefits expected from the Transaction is the capacity to integrate the operations of Airplan into ASUR’s current operating model in a way that is timely and effective. It cannot be guaranteed that these efforts will be successful or will be completed as ASUR expects. If this is not the case, the operations, financial position and results of ASUR may be significantly and adversely affected.

Adverse economic conditions in Colombia could negatively affect our financial situation and operating results.

As a result of the Transaction, ASUR will be subject to any political, economic, legal or fiscal risks in Colombia, which may include general economic conditions in Colombia, possible devaluations of the Colombian peso against other currencies (including the U.S. dollar), inflation, interest rates, regulation (including legislation on such matters as economic competition, communications, transport and foreign investment), taxes, expropriations, social unrest, crime rates and other political, social and economic factors over which ASUR has no control.

In the past, Colombia has experienced prolonged periods of economic crisis caused by internal and external factors over which ASUR has no control. These periods have been characterized by instability in currency exchange rates, high inflation, economic recession, reductions in international capital investments, reductions in the liquidity of

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the banking sector, and high levels of unemployment. Conditions such as these may occur again repeatedly in the future and may negatively affect the business, the financial situation or the operating results of ASUR.

Airplan may require greater investments in assets and have higher operating costs.

As a result of the acquisition of Airplan, ASUR may need to make investments in assets and incur operating costs that might be significantly higher than its historical investments and costs, which might adversely affect ASUR’s operating results.

The Transaction could have an effect on ASUR’s share price.

Investors might perceive the Transaction negatively, which may have repercussions for the price of ASUR’s shares on the markets.

Information on estimates and associated risks.

The information included in this Bulletin reflects the outlook of ASUR in relation to future events, and may contain projected information regarding financial results, economic situations, trends and uncertain circumstances. The expressions “believes”, “expects”, “estimates”, “considers”, “foresees”, “plans”, “may”, “might”, “could” and other similar expressions identify these projections or estimations. When assessing these projections or estimations, stockholders should bear in mind the factors described in this section and in other warnings contained in this Bulletin or in all other published documents relating to the Transaction. These risk factors and projections describe the circumstances in which actual results could differ significantly from expected results.

The pro forma unaudited consolidated financial information presented is not indicative of future results.

The pro forma consolidated financial information included in this Information Bulletin is intended for illustrative purposes only. It does not reflect the actual operating results that would have been recorded had the Transaction been carried out on the supposed dates, and it is not intended to project the future operating results or financial position of ASUR. ASUR’s pro forma consolidated financial information included in this Information Bulletin should be read in conjunction with ASUR’s Annual Report.

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5.              SELECTED FINANCIAL INFORMATION

Below are ASUR’s condensed pro forma unaudited consolidated statements of income, which were produced for the purposes of the Transaction, for the period of six months ending June 30th, 2017, and for the year ending December 31st, 2016, as well as ASUR’s condensed pro forma unaudited consolidated statements of financial position, which were produced for the purposes of the Transaction, for the period ending June 30th, 2017, and for the year ending December 31st, 2016. The attached notes form an integral part of these financial statements.

This condensed pro forma consolidated financial information has been compiled by ASUR’s management to demonstrate the effects of the Transaction as described in this Information Bulletin and in Note 1 to the condensed pro forma consolidated financial information, on ASUR’s condensed consolidated statements of financial position as of June 30th, 2017, and December 31st, 2016, and on the condensed consolidated statements of income for the six-month period ending June 30th, 2017, and the year ending December 31st, 2016, respectively, as if the Transaction had been carried out on June 30th, 2017, December 31st, 2016, or January 1st, 2017, respectively. The financial information of ASUR that was the basis for the compilation of this condensed pro forma consolidated financial information was obtained by ASUR management from the company’s condensed interim unaudited consolidated financial statements as of June 30th, 2017, and from the audited consolidated financial statements as of December 31st, 2016, which were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and International Financial Reporting Standards, respectively.

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CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30th, 2017

(Figures in thousands of Mexican pesos)

	ASUR	Airplan	Pro Forma Adjustments	Note 2	ASUR Pro Forma
ASSETS
CURRENT ASSETS:
Cash & cash equivalents	$2,829,843	$33,157	$315,230	a.b.	$3,178,230
Accounts receivable - net	376,443	345,614	—		722,057
Income tax refundable	1,526,506	—	—		1,526,506
Other assets	—	399	—		399

Total current assets	4,732,792	379,170	315,230		5,427,192

NON-CURRENT ASSETS
Land, furniture & equipment - net	440,044	3,454	—		443,498
Intangible assets, airport
concessions - net	33,139,682	5,027,619	—		38,167,301
Goodwill	253,777	—	1,940,221	d.	2,193,998
Other non-current assets	—	3,998	—		3,998

TOTAL ASSETS	$38,566,295	$5,414,241	$2,255,451		$46,235,987

LIABILITIES & TOTAL EQUITY
CURRENT LIABILITIES:
Bank loans	$56,806	$22,290	$603,378	c.	$682,474
Income tax payable	—	53,932	—		53,932
Accounts payable & accumulated
expenses	1,170,021	365,977	—		1,535,998

Total current liabilities	1,226,827	442,199	603,378		2,272,404

LONG-TERM LIABILITIES:
Bank loans	3,858,966	2,532,089	3,396,622		9,787,677
Deferred income tax	1,599,806	552,322	—		2,152,128
Employee benefits	10,993	—	—		10,993
Long-term debt	6,978,619	—	—		6,978,619

TOTAL LIABILITIES	13,675,211	3,526,610	4,000,000		21,201,821

STOCKHOLDERS’ EQUITY
Capital stock	7,767,276	586,383	(586,383)		7,767,276
Capital reserves	1,075,002	1,063,965	(1,063,965)		1,075,002
Other comprehensive income	560,006	—	—		560,006
Retained earnings	13,661,250	237,283	(237,283)		13,661,250

Equity of controlling interest	23,063,534	1,887,631	(1,887,631)		23,063,534
Non-controlling interest	1,827,550	—	143,082	e.	1,970,632

Total equity	24,891,084	1,887,631	(1,744,549)		25,034,166

TOTAL LIABILITIES & EQUITY	$38,566,295	$5,414,241	$2,255,451		$46,235,987

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CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIOD ENDING JUNE 30th, 2017

(Figures in thousands of Mexican pesos)

	ASUR	Airplan	Pro Forma Adjustments	Note 2	ASUR Pro Forma
REVENUES
Aeronautical services	$2,855,252	$802,098	$—		$3,657,350
Non-aeronautical services	2,022,202	221,039	—		2,243,241
Construction services	534,591	1,242,877	—		1,777,468

Total revenues	5,412,045	2,266,014	—		7,678,059

OPERATING COSTS & EXPENSES
Cost of aeronautical and non-aeronautical services	819,441	42,604	—		862,045
Cost of construction services	534,591	718,120	—		1,252,711
Administrative expenses	812,343	801,579	—		1,613,922

Total operating costs & expenses	2,166,375	1,562,303	—		3,728,678

Operating profit	3,245,670	703,711	—		3,949,381

Interests receivable	—	8,989	—		8,989
Interests payable	(1,570)	(124,683)	(174,075)	f.	(300,328)
Exchange-rate profit	—	3,731	—		3,731
Exchange-rate loss	—	(13,278)	—		(13,278)

	(1,570)	(125,241)	(174,075)		(300,886)

Interest in joint-venture profits accounted for using equity method	112,345	—	—		112,345

Profit before taxes	3,356,445	578,470	(174,075)		3,760,840

Taxes on profits:
Asset tax	466	—	—		466
Income tax	865,273	206,016	—		1,071,289

Net income for the period	$2,490,706	$372,454	($174,075)		$2,689,085

Other comprehensive earnings from the period to be reclassified subsequently as income	—	128,456	—		128,456

Net income from the period attributable to:
Non-controlling interest	19,428	—	28,232	g.	47,660
Controlling interest	$2,471,278	$372,454	($202,307)	g.	$2,641,425

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CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31st, 2016

(Figures in thousands of Mexican pesos)

	ASUR	Airplan	Pro Forma Adjustments	Note 2	ASUR Pro Forma
ASSETS
CURRENT ASSETS:
Cash & cash equivalents	$3,497,635	$88,740	($215,456)	a. b.	$3,370,919
Accounts receivable - net	464,872	102,580	—		567,452
Income tax refundable	111,738	61,348	—		173,086
Inventories	24,392	3	—		24,395
Other assets	134,381	854	—		135,235

Total current assets	4,233,018	253,525	-215,456		4,271,087

NON-CURRENT ASSETS
Land, furniture & equipment - net	323,099	3,921	—		327,020
Intangible assets, airport
concessions - net	20,284,126	6,248,321	—		26,532,447
Accounts receivable in joint venture	1,886,546	—	—		1,886,546
Investments in joint venture accounted
for using equity method	2,489,302	—	—		2,489,302
Goodwill	—	—	2,718,701	d.	2,718,701

TOTAL ASSETS	$29,216,091	$6,505,767	$2,503,245		$38,225,103

LIABILITIES & TOTAL EQUITY
CURRENT LIABILITIES:
Bank loans	$58,336	$—	$603,378	c.	$661,714
Income tax payable	59,613	30,077	—		89,690
Accounts payable & accumulated expenses	475,234	353,383	—		828,617

Total current liabilities	593,183	383,460	603,378		1,580,021

LONG-TERM LIABILITIES:
Bank loans	4,402,440	2,701,427	3,396,622		10,500,489
Deferred income tax	1,456,020	1,801,366	—		3,257,386
Employee benefits	10,494	—	—		10,494

TOTAL LIABILITIES	6,462,137	4,886,253	4,000,000		15,348,390

STOCKHOLDERS’ EQUITY
Capital stock	7,767,276	526,301	(526,301)		7,767,276
Capital reserves	5,938,387	65,635	(65,635)		5,938,387
Other comprehensive income	893,132	—	—		893,132
Retained earnings	8,155,159	1,027,578	(1,027,578)		8,155,159

Equity of controlling interest	22,753,954	1,619,514	(1,619,514)		22,753,954
Non-controlling interest	—	—	122,759	e.	122,759

Total equity	22,753,954	1,619,514	(1,496,755)		22,876,713

TOTAL LIABILITIES & EQUITY	$29,216,091	$6,505,767	$2,503,245		$38,225,103

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CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDING DECEMBER 31st, 2016

(Figures in thousands of Mexican pesos)

	ASUR	Airplan	Pro Forma Adjustments	Note 2	ASUR Pro Forma
REVENUES
Aeronautical services	$4,532,194	$1,055,677	$—		$5,587,871
Non-aeronautical services	3,104,343	339,297	—		3,443,640
Construction services	2,116,954	2,061,012	—		4,177,966

Total revenues	9,753,491	3,455,986	—		13,209,477

OPERATING COSTS & EXPENSES
Cost of aeronautical and non-aeronautical services	2,499,095	407,769	—		2,906,864
Cost of construction services	2,116,954	1,904,743	—		4,021,697
Administrative expenses	204,843	142,502	—		347,345

Total operating costs & expenses	4,820,892	2,455,014	—		7,275,906

Operating profit	4,932,599	1,000,972	—		5,933,571

Interests receivable	184,569	604	—		185,173
Interests payable	(126,186)	(166,616)	(342,418)	f.	(635,220)
Exchange-rate profit	738,648	139	—		738,787
Exchange-rate loss	(842,500)	—	—		(842,500)

	(45,469)	(165,873)	(342,418)		(553,760)

Interest in joint-venture profits accounted for using equity method	144,248	—	—		144,248

Profit before taxes	5,031,378	835,099	(342,418)		5,524,059

Taxes on profits:
Asset tax	932	—	—		932
Income tax	1,401,184	6,817	—		1,408,001

Net income for the period	$3,629,262	$828,282	($342,418)		$4,115,126

Other comprehensive earnings from the period to be reclassified subsequently as income	—	(71,872)	—		(71,872)

Net income from the period attributable to:
Non-controlling interest	—	—	($41,553)	g.	($41,553)
Controlling interest	$3,629,262	$828,282	(300,865)	g.	4,158,679

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6.	COMMENTS AND ANALYSIS OF COMPANY MANAGEMENT REGARDING ISSUER’S OPERATING RESULTS AND FINANCIAL POSITION

The information and comments contained in this section are intended to facilitate the analysis and comprehension of the pro forma consolidated financial information of ASUR for the periods mentioned below.

The pro forma consolidated financial information included in this Information Bulletin is intended for illustrative purposes only. It does not reflect the actual operating results that would have been recorded had the Transaction been carried out on the supposed dates, and it is not intended to project the future operating results or financial position of ASUR. ASUR’s pro forma consolidated financial information included in this Information Bulletin should be read in conjunction with ASUR’s historical financial statements, the notes attached thereto, and the additional pro forma consolidated financial information included in this Information Bulletin.

For more detailed information regarding ASUR’s financial statements, please refer to the company’s Annual Report, which is available for consultation on the following websites: www.bmv.com.mx, www.gob.mx/cnbv, and www.asur.com.mx.

a)	OPERATING RESULTS

Total Revenues

Pro forma consolidated total revenues for the six-month period ending June 30th, 2017, and for the year ending December 31st, 2016, were $7,678,059 thousand pesos and $13,209,477 thousand pesos, respectively. The Acquisition contributes approximately 26.2% and 29.5% of total revenues for each of the periods, respectively, while the Issuer contributes the remainder.

Operating Profit

Pro forma consolidated operating profit for the six-month period ending June 30th, 2017, and for the year ending December 31st, 2016, was $3,949,381 thousand pesos and $5,933,571 thousand pesos, respectively, representing a gross margin of approximately 16.9% and 17.8%, respectively.

Net Income for the Period

Pro forma consolidated net income for the six-month period ending June 30th, 2017, and for the year ending December 31st, 2016, was $2,689,085 thousand pesos and $4,115,126 thousand pesos, respectively.

b)	FINANCIAL SITUATION, LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The pro forma consolidated cash and cash equivalents account had a balance as of June 30th, 2017 and December 31st, 2016, of $3,178,230 thousand pesos and $3,370,919 thousand pesos, respectively. This balance is lower than the balance that appears in the financial statements of ASUR due to the funding of the Transaction.

Total Assets

Pro forma consolidated total assets were $46,235,987 thousand pesos as of June 30th, 2017, and $38,225,103 thousand pesos as of December 31st, 2016. The increase is due principally to the intangible assets constituted by the Colombian airport concessions, which represent the rights to operate and maintain the infrastructure in question. The increase is of $6,968 million pesos as of June 30th, 2017, and $8,967 million pesos as of December 31st, 2017.

Total Liabilities

Pro forma consolidated total liabilities were $21,201,821 thousand pesos as of June 30th, 2017, and $15,348,390

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thousand pesos as of December 31st, 2016. The increase is due principally to the liabilities assumed in the acquisition of businesses at book value of $3,526 million pesos as of June 30th and $4,886 million pesos as of December 31st, in addition to the liability incurred in the amount of $4,000 million pesos to finance the Transaction.

Total Equity

Pro forma consolidated total equity was $25,034,166 thousand pesos as of June 30th, 2017, and $22,876,713 thousand pesos as of December 31st, 2016, due to a slight increase in the non-controlling interest.

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7.	PUBLIC DOCUMENTS

Pursuant to the Mexican Stock Market Law and the general provisions applicable to the issuers of securities and other participants in the stock market, as amended from time to time, ASUR presents regular reports to the National Banking and Securities Commission, the Mexican Stock Market and the general public.

ASUR’s investors may review any of the materials presented to the Mexican Stock Market through the website www.bmv.com.mx. This page is not designed as an active link to the ASUR website. The information displayed on the ASUR website is not and shall not be considered as official for the purposes of this Information Bulletin.

The Issuer will provide copies of this document to any investor capable of providing evidence of that capacity under the applicable legislation, and who submits a request for said information to Adolfo Castro Rivas, Chief Executive Officer of the Issuer, who is the person in charge of investor relations and may be contacted at the Issuer’s offices located at Bosque de Alisos No. 47-A Piso 4, Colonia Bosques de las Lomas, 05120, Ciudad de México, Mexico, by telephone on 52-84-04-08, or by e-mail: acastro@asur.com.mx. The electronic version of this Information Bulletin may be consulted on any one of the following internet websites www.bmv.com.mx, www.gob.mx/cnbv, and www.asur.com.mx.

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Airplan

8.	PERSONS RESPONSIBLE

We, the undersigned, hereby state under oath that within the scope of our respective duties, we have prepared the information relating to Grupo Aeroportuario del Sureste, S.A.B. de C.V. contained in this Information Bulletin, which reasonably reflects, to the best of our knowledge, the situation of said company. We also state that we have no knowledge of any relevant information that has been omitted or falsified in this Information Bulletin, or of any information contained herein that might mislead investors.

Sincerely,

/s/ Adolfo Castro Rivas

Adolfo Castro Rivas

Chief Executive Officer

/s/ Adolfo Castro Rivas

Adolfo Castro Rivas

Chief Financial and Strategic Planning Officer

/s/ Claudio Góngora Morales

Claudio Góngora Morales

Chief Legal Counsel

25

Grupo Aeroportuario del Sureste – Colombia

Bulletin – Company Restructuring

Airplan

9.	APPENDICES

a)	Assurance Report from ASUR’s Independent Auditor regarding the compilation of the Condensed Pro Forma Consolidated Financial Information

b)	Condensed Pro Forma Consolidated Financial Information

26

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Pro Forma Condensed Financial Information

June 30, 2017 and December 31, 2016

The pro forma unaudited consolidated financial statements attached hereto were prepared to comply with local Mexican laws. Such financial statements were not audited under Public Company Accounting Oversight Board standards or IFRS.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

June 30, 2017 and December 31, 2016

Contents	Page
Independent Auditors Report	1 to 3
Pro forma condensed consolidated financial information:
Statement of financial position at June 30, 2017	4
Statement of comprehensive income for the six-month period ended on
June 30, 2017	5
Statement of financial position at December 31, 2016	6
Statement of comprehensive income for the year ended on
December 31, 2016	7
Notes to the pro forma condensed consolidated financial information	8 to 13

The pro forma unaudited consolidated financial statements attached hereto were prepared to comply with local Mexican laws. Such financial statements were not audited under Public Company Accounting Oversight Board standards or IFRS.

Assurance report on the compilation of Pro Forma Financial Information included in an Informative Booklet

Mexico City, October 19, 2017

To the Stockholders of

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

We have concluded our work on the compilation of pro forma condensed consolidated financial information of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries (the “Company”) prepared by and under the responsibility of the Company’s Management. Said pro forma condensed consolidated financial information consists of the pro forma condensed consolidated statements of financial position at June 30, 2017 and December 31, 2016, and the pro forma condensed consolidated statements of income for the six-month period ended on June 30, 2017 and for the year ended on December 31, 2016, as well as the related notes, which are included in the section on “Selected Financial Information” of the Statement of Corporate Restructuring Information (the “Informative Booklet”) to be submitted to the National Banking and Securities Commission in Mexico (CNBV). The assumptions and criteria applied by Company Management in gathering the pro forma condensed consolidated financial information are described in the General Provisions applicable to Issuers of Securities and other Participants in the Securities Market (the “Sole Circular of Issuers” or “Circular Única by its acronym in spanish”), described in Note 2.

The pro forma condensed consolidated financial information was gathered by Company Management to show the effects of the operation described in the Informative Booklet and in Note 1 to the pro forma condensed consolidated financial information, in the Company's condensed consolidated statements of financial position at June 30, 2017 and at December 31, 2016, and in the condensed consolidated statements of income for the six-month period ended on June 30, 2017 and for the year ended on December 31, 2016, respectively, assuming that said operation took place on the dates mentioned before. The Company’s financial information that served as the basis to gather the pro forma condensed consolidated financial information was obtained by Company Management from its unaudited condensed interim consolidated financial statements at June 30, 2017, as well as from its audited consolidated financial statements at December 31, 2016, prepared in accordance with International Accounting Standard 34 “Interim financial information” and the International Financial Reporting Standards (IFRS), respectively.

For the purpose of this engagement, we are not responsible for updating or reissuing reports or opinions on historical financial information used to gather pro forma condensed consolidated financial information, nor do we, in the course of this engagement, conduct an audit or review of the historical information used to gather the pro forma condensed consolidated financial information.

Management’s responsibility for the pro forma condensed consolidated financial information

Company Management is responsible for gathering pro forma condensed consolidated financial information in accordance with the assumptions and criteria described in Note 2.

Auditor’s responsibility

Our responsibility consists of expressing an opinion, based on our assurance work, as required by the Appendix P ‘Instructions for the preparation of information in case of corporate’s restructuring of the Sole Circular of Issuers, on whether the aforementioned pro forma consolidated condensed financial information has been gathered, in all material respects, in accordance with the provisions and criteria established by Company Management.

We conducted our work on the basis of International Standard on Assurance Engagements 3420 “Assurance Reports on the process to Compile Pro Forma Financial Information Included in a Prospectus”, issued by the International Auditing and Assurance Standards Board. That standard requires the independent public accountants to comply with ethical requirements, and to plan and develop procedures to obtain reasonable certainty about whether the Company’s Management has gathered, in all significant aspects, the pro forma condensed consolidated financial information and the criteria established by the Company’s Management.

The purpose behind the pro forma condensed consolidated financial information included in the Informative Booklet is solely to show the effects of a significant event or transaction on the Company’s historical financial information, as though the event had occurred or a transaction had been conducted on a previous date, determined for those purposes. Therefore, we offer no assurance that the actual results of the event or transaction at June 30, 2017 and December 31, 2016 and for the six-month period ended on June 30, 2017 and for the year ended December 31, 2016 were the same as those presented.

An assurance engagement to report whether pro forma financial information has been gathered, in all material respects, on the basis of the applicable assumptions and criteria involves applying procedures to determine if the assumptions and criteria applied by Company Management provide a reasonable basis to present the significant effects attributable to an event or a transaction, as though it had been conducted at a previous date, to obtain sufficient and proper information on whether:

• The effects of the pro forma adjustments were conducted in accordance with the established assumptions and criteria; and

• The pro forma condensed consolidated financial information reflects the proper application of adjustments to the financial information.

The selected procedures depend on the auditors’ judgment, taking into account the auditors’ understanding of the Company’s nature, the event or transaction on which pro forma condensed consolidated financial information has been gathered, and other relevant circumstances.

Our work also included an evaluation of the general presentation of the pro forma condensed consolidated financial information.

We consider that the evidence obtained provides a sufficient and proper basis to support our opinion.

Opinion

In our opinion, the pro forma condensed consolidated financial information of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries at June 30, 2017 and for the six-month period ended on that date, as well as at December 31, 2016 and for the year then ended, has been gathered, in all material respects, in accordance with the assumptions and criteria described in Note 2.

PricewaterhouseCoopers, S. C.

C.P.C. Antonio Nivón Trejo

Audit Partner

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

and subsidiaries

Pro forma condensed consolidated statement of financial position at June 30, 2017

(Figures in thousands of Mexican pesos)

	ASUR	Airplan	Adjustments Pro Forma	Note 2	ASUR Pro Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,829,843	$33,157	$315,230	a. b.	$3,178,230
Accounts receivable - net	376,443	345,614	—		722,057
Recoverable income taxes	1,526,506	—	—		1,526,506
Other assets	—	399	—		399

Total current assets	4,732,792	379,170	315,230		5,427,192

NON-CURRENT ASSETS
Land, furniture and equipment - Net	440,044	3,454	—		443,498
Intangible assets, airport concessions - Net	33,139,682	5,027,619	—		38,167,301
Goodwill	253,777	—	1,940,221	d.	2,193,998
Other non-current assets	—	3,998	—		3,998

TOTAL ASSETS	$38,566,295	$5,414,241	$2,255,451		$46,235,987

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank loans	$56,806	$22,290	$603,378	c.	$682,474
Income taxes payable	—	53,932	—		53,932
Accounts payable and accrued expenses	1,170,021	365,977	—		1,535,998

Total current liabilities	1,226,827	442,199	603,378		2,272,404

LONG-TERM LIABILITIES:
Bank loans	3,858,966	2,532,089	3,396,622		9,787,677
Deferred income tax	1,599,806	552,322	—		2,152,128
Employee benefits	10,993	—	—		10,993
Other non-current liabilities	6,978,619	—	—		6,978,619

TOTAL LIABILITIES	13,675,211	3,526,610	4,000,000		21,201,821

STOCKHOLDERS' EQUITY
Capital stock	7,767,276	586,383	(586,383)		7,767,276
Capital reserves	1,075,002	1,063,965	(1,063,965)		1,075,002
Other comprehensive income	560,006	—	—		560,006
Retained earnings	13,661,250	237,283	(237,283)		13,661,250

Stockholders’ equity of controlling interest	23,063,534	1,887,631	(1,887,631)		23,063,534
Non-controlling interest	1,827,550	—	143,082	e.	1,970,632

Total stockholders’ equity	24,891,084	1,887,631	(1,744,549)		25,034,166

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$38,566,295	$5,414,241	$2,255,451		$46,235,987

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

and subsidiaries

Pro forma condensed consolidated of comprehensive income for the six-month period ended on June 30, 2017

(Figures in thousands of Mexican pesos)

	ASUR	Airplan	Adjustments Pro Forma	Note 2	ASUR Pro Forma
INCOME
Aeronautical services	$2,855,252	$802,098	$—		$3,657,350
Non-aeronautical services	2,022,202	221,039	—		2,243,241
Construction services	534,591	1,242,877	—		1,777,468

Total income	5,412,045	2,266,014	—		7,678,059

OPERATING COSTS AND EXPENSES
Costs of aeronautical and non-aeronautical services	819,441	42,604	—		862,045
Cost of construction services	534,591	718,120	—		1,252,711
Administrative expenses	812,343	801,579	—		1,613,922

Total operating costs and expenses	2,166,375	1,562,303	—		3,728,678

Operating profit	3,245,670	703,711	—		3,949,381

Interest income	—	8,989	—		8,989
Interest expense	(1,570)	(124,683)	(174,075)	f.	(300,328)
Exchange gain	—	3,731	—		3,731
Exchange loss	—	(13,278)	—		(13,278)

	(1,570)	(125,241)	(174,075)		(300,886)

Equity in results of joint venture accounted for under the equity method	112,345	—	—		112,345

Net income before income taxes	3,356,445	578,470	(174,075)		3,760,840

Income taxes:
Asset tax	466	—	—		466
Income tax	865,273	206,016	—		1,071,289

Net income for the period	$2,490,706	$372,454	($174,075)		$2,689,085

Other comprehensive income (loss) for the period that can be subsequently reclassified to income	—	128,456	—		128,456

Net income for the period attributable to:
Non-controlling interest	19,428		28,232	g.	47,660
Controlling interest	$2,471,278	$372,454	($202,307)	g.	2,641,425

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

and subsidiaries

Pro forma condensed consolidated statement of financial position at December 31, 2016

(Figures in thousands of Mexican pesos)

	ASUR	Airplan	Adjustments Pro Forma	Note 2	ASUR Pro Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,497,635	$88,740	($215,456)	a. b.	$3,370,919
Accounts receivable - net	464,872	102,580	—		567,452
Recoverable income taxes	111,738	61,348	—		173,086
Inventories	24,392	3	—		24,395
Other assets	134,381	854	—		135,235

Total current assets	4,233,018	253,525	(215,456)		4,271,087

NON-CURRENT ASSETS
Land, furniture and equipment - Net	323,099	3,921	—		327,020
Intangible assets, airport concessions - Net	20,284,126	6,248,321	—		26,532,447
Accounts receivable of joint venture	1,886,546	—	—		1,886,546
Investment in joint venture accounted for by the equity method	2,489,302	—	—		2,489,302
Goodwill	—	—	2,718,701	d.	2,718,701

TOTAL ASSETS	$29,216,091	$6,505,767	$2,503,245		$38,225,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank loans	$58,336		$603,378	c.	$661,714
Income taxes payable	59,613	30,077	—		89,690
Accounts payable and accrued expenses	475,234	353,383	—		828,617

Total current liabilities	593,183	383,460	603,378		1,580,021

LONG-TERM LIABILITIES:
Bank loans	4,402,440	2,701,427	3,396,622		10,500,489
Deferred income tax	1,456,020	1,801,366	—		3,257,386
Employee benefits	10,494	—	—		10,494

TOTAL LIABILITIES	6,462,137	4,886,253	4,000,000		15,348,390

STOCKHOLDERS' EQUITY
Capital stock	7,767,276	526,301	(526,301)		7,767,276
Capital reserves	5,938,387	65,635	(65,635)		5,938,387
Other comprehensive income	893,132	—	—		893,132
Retained earnings	8,155,159	1,027,578	(1,027,578)		8,155,159

Stockholders’ equity of controlling interest	22,753,954	1,619,514	(1,619,514)		22,753,954
Non-controlling interest	—	—	122,759	e.	122,759

Total stockholders’ equity	22,753,954	1,619,514	(1,496,755)		22,876,713

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$29,216,091	$6,505,767	$2,503,245		$38,225,103

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

and subsidiaries

Pro forma condensed consolidated statement of comprehensive income for the year ended on December 31, 2016

(Figures in thousands of Mexican pesos)

	ASUR	Airplan	Adjustments Pro Forma	Note 2	ASUR Pro Forma
INCOME
Aeronautical services	$4,532,194	$1,055,677	$—		$5,587,871
Non-aeronautical services	3,104,343	339,297	—		3,443,640
Construction services	2,116,954	2,061,012	—		4,177,966

Total income	9,753,491	3,455,986	—		13,209,477

OPERATING COSTS AND EXPENSES
Cost of aeronautical and non-aeronautical services	2,499,095	407,769	—		2,906,864
Cost of construction services	2,116,954	1,904,743	—		4,021,697
Administrative expenses	204,843	142,502	—		347,345

Total operating costs and expenses	4,820,892	2,455,014	—		7,275,906

Operating profit	4,932,599	1,000,972	—		5,933,571

Interest income	184,569	604	—		185,173
Interest expense	(126,186)	(166,616)	(342,418)	f.	(635,220)
Exchange gain	738,648	139	—		738,787
Exchange loss	(842,500)	—	—		(842,500)

	(45,469)	(165,873)	(342,418)		(553,760)

Equity in results of joint venture accounted for by the equity method	144,248	—	—		144,248

Net income before income taxes	5,031,378	835,099	(342,418)		5,524,059

Income taxes:
Asset tax	932	—	—	932
Income tax	1,401,184	6,817	—		1,408,001

Net income for the period	$3,629,262	$828,282	($342,418)		$4,115,126

Other comprehensive results that may subsequently be reclassified to income		(71,872)		(71,872)

Net income for the period attributable to:
Non-controlling interest	—	—	$41,553	g.	$41,553
Controlling interest	$3,629,262	$828,282	(300,865)	g.	4,158,679

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

and subsidiaries

Notes to the Pro Forma Consolidated Financial Information

June 30, 2017 and December 31, 2016

Thousands of Mexican pesos

Note 1- Background:

Grupo Aeroportuario del Sureste’s Information

Grupo Aeroportuario del Sureste, S. A. B. de C. V. (the Company or ASUR), through its subsidiaries, holds different concessions to operate, maintain and develop nine airports in the southeast of Mexico for a period of 50 years as of November 1, 1998. As the operators of those airports, they charge airlines, passengers and other users certain fees for the use of airport facilities. They also receive rent fees and other income from business activities conducted in the airports that they operate, such as leases of areas for restaurants and other businesses. ASUR concessions include a concession to operate the Cancun International Airport, which has recently become one of the busiest airports in Mexico in terms of passenger traffic, and the busiest in terms of international passengers under regular services, as determined by the General Civil Aeronautics Office, the Mexican federal body overseeing aviation matters. They also hold concessions to operate the Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa airports.

Additionally, ASUR indirectly holds 60.0% interest in Aerostar Airport Holdings, LLC (Aerostar) through its Cancun Airport subsidiary. Aerostar holds a lease agreement to operate, maintain and develop the Luis Muñoz Marín Airport in San Juan, Puerto Rico, for a forty-year period, starting on February 27, 2013.

Sociedad Operadora de Aeropuertos de Centro Norte, S. A. (Airplan)’s Information

Airplan was incorporated in 2008 as a licensee to hold and manage, operate, commercially exploit, adapt, modernize and provide maintenance to the airport terminals specified later on herein, as established in concession agreement no. 8000011OK dated March 13, 2008. In complying with the terms of the concession, Airplan and Fiduciaria Bancolombia set up a trust to manage the financial flows arising from the concession, including those in relation to debt contracts. Additionally, in general terms, as established in the concession, Airplan is required to sign a technical advice and assistance agreement with an entity specializing in airport operations. The agreement currently in place was signed with Capital Airports Holding Company.

Airplan is the second largest airport licensee in Colombia with 10.4 million passengers in 2016. Airplan offers airport services under a concession granted by the Colombian authorities to operate the airports of Central-northern Colombia: the Enrique Olaya Herrera Airport and the José María Córdova International Airport in Medellín, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the Caraño Airport in Quibdó and the Las Brujas Airport in Corozal. Airplan’s concession was granted in 2008 and is for a variable term, which is based on a minimum term at 2031 and with final expiration in 2048. Expiration depends on the amount of income generated by the airports. Airplan’s concession includes operating, commercially exploiting, modernizing and maintaining its six airports, including the landing strips.

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

and subsidiaries

Notes to the Pro Forma Consolidated Financial Information

June 30, 2017 and December 31, 2016

Description of the Operations

Following up on (i) the relevant events published on April 10 and 11 and October 12, 2017, and (ii) the information contained on ASUR’s annual report published on April 28, 2017, in which, among others, the shareholders of ASUR and the Public Investment were informed that, through its subsidiary Aeropuerto de Cancún, S. A. of C. V., ASUR had reached a series of agreements with the respective shareholders of Sociedad Operadora de Aeropuertos de Centro Norte, S. A. (“Airplan”) and Aeropuertos de Oriente, S. A. S. (“Oriente”), to acquire a controlling interest of approximately 92.42% of the share capital of Airplan and 97.26% of the share capital of Oriente for an aggregate amount of approximately $4,896.8 million pesos (USD 262 million dollars at the exchange rate published on April 10, 2017 by $18.69 pesos), subject to certain price adjustments and in accordance with a series of contracts with the respective shareholders of Airplan and Oriente, including debt, as reported on October 12, 2017 by publishing a relevant event:

1. On October 12th, ASUR received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of the stake in Airplan (the “Acquisition” or the “Transaction”).

Airplan holds concession to operate the following airports in Colombia: Enrique Olaya Herrera Airport, José María Córdova International Airport in Medellín, Los Garzones Airport in Monteria, Antonio Roldan Betancourt Airport in Carepa, El Caraño Airport in Quibdo and Las Brujas Airport in Corozal.

2. Not all the necessary regulatory approvals have yet been receive to conclude the acquisition of Oriente.

In light of pending regulatory approvals for the acquisition of Oriente, the sellers and ASUR have agreed to perform commercially reasonable efforts to obtain the pending regulatory approvals and, if successful, to negotiate in good faith an adjust to the purchase price.

Oriente holds concessions to operate the following airports in Colombia: Simón Bolívar International Airport in Santa Marta, Almirante Padilla Airport in Riohacha, Alfonso López Pumarejo Airport in Valledupar, Camilo Daza International Airport in Cúcuta, Palonegro International Airport in Bucaramanga and Yariguíes Airport in Barrancabermeja. If it is possible to conclude the acquisition, ASUR will hold approximately 97.26% of the capital stock of Oriente.

In the event that (i) the requiring regulatory approvals for the acquisition of Oriente are obtained, (ii) the sellers and ASUR reach an agreement regarding the purchase price, and (iii) the acquisition of Oriente is concluded, ASUR will issue the relevant information to its stockholders and the general public in compliance with its reporting obligation under the applicable legal provision.

In consideration of the foregoing, this Financial Information Pro forma refers only to the consummation of the Acquisition of Airplan. As all the necessary authorizations for the consummation of Airplan Acquisition had been obtained and all the conditions to which the Transaction had been subjected, on October 19, 2017, ASUR liquidated the entire purchase price for its participation in Airplan, consuming with it the Acquisition.

The total amount paid by ASUR for the Airplain’s acquisition amounted approximately $3,979.6 million pesos (USD 204 million dollar at the exchange rate published on October 18, 2017 by 18.87 pesos per dollar) (the “Total Transaction Amount”).

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

and subsidiaries

Notes to the Pro Forma Consolidated Financial Information

June 30, 2017 and December 31, 2016

The resources for the payment of the price were obtained from a loan contracted with BBVA Bancomer, S. A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer (Bancomer) on April 26, 2017. The contracted loan was for $4,000,000 (Four billion Pesos 00/100 Mexican Currency). The loan has a term of one year and has an interest rate calculated based on the Interbank Interest Rate (TIIE) of 28 days plus 0.60 (point sixty) percentage points.

The assets and liabilities included as identified items do not match the fair values specified in the accounting regulations guidelines. The respective values refer to Airplan accounting records at June 30, 2017 and at December 31, 2016. Those values are presented only for illustrative purposes and do not represent the actual operating income (loss) that would could result if the Operation is conducted on the assumed dates, nor are they intended to be a forecast of future operating income (loss) or financial position. Considering the foregoing, the values of the net assets would be as follows:

	At December 2016	At June 2017

Intangible assets, airport concessions - Net	$6,248,321	$5,027,619
Bank loans	(2,701,427)	(2,554,379)
Deferred income tax	(1,801,366)	(552,322)
Working capital	(129,935)	(40,739)
Other assets	3,921	7,452

Acquired net assets	1,619,514	1,887,631
Non-controlling interest	(122,759)	(143,082)
Less: Purchase price	(4,215,456)	(3,684,770)

*Goodwill	($2,718,701)	($1,940,221)

*The assignment of goodwill is preliminary and is subject to review and approval in accordance with accounting standards.

Note 2 - Basis for preparation of the pro forma consolidated financial statements:

The Company’s pro forma consolidated financial information at June 30, 2017 and at December 31, 2016, and the pro forma statements of income for the six-month period and for the year ended on those dates, (the “pro forma consolidated financial information”) is intended to: (i) reflect the business acquisition of Airplan, and present the possible effects of the operations conducted by the entity on the consolidated financial position and the consolidated income (loss) of ASUR, or on the application of accounting policies, criteria or practices, as though said operations had become effective at the date referred to in the pro forma condensed consolidated financial statements, and (ii) point out the trends of the consolidated financial position and the consolidated income (loss) of ASUR in relation to the Acquisition, assuming that the latter had occurred on January 1, 2017 and 2016, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

and subsidiaries

Notes to the Pro Forma Consolidated Financial Information

June 30, 2017 and December 31, 2016

The figures included in the pro forma consolidated financial information under the “Airplan” column includes the combined financial information of Airplan. The “Pro Forma adjustments” columns explained later on herein include adjustments to present the financial position as though the transaction had taken place on December 31, 2016 and June 30, 2017, and the adjustment to show comprehensive consolidated income as though the transaction had taken place on January 1, 2016 and January 1, 2017 for the interim period.

The Unaudited pro Forma consolidated financial information of ASUR included herein must be read jointly with the historic consolidated financial statements of ASUR and the financial statements of Airplan, the notes thereto and the additional financial information included in the ASUR annual report, as well as in the interim information

Base figures

The pro forma consolidated financial information was gathered by ASUR Management to illustrate the possible effects of the corporate restructuring on the consolidated statements of financial position of ASUR at June 30, 2017 and at December 31, 2016, and on its consolidated income (loss) for the six-month period ended on June 30, 2017 and the year ended on December 31, 2016, respectively.

The figures included in the “Airplan” column of the pro forma consolidated financial information includes the combined financial information of Airplan. The “Pro Forma adjustments” columns explained later on herein include adjustments to show the financial position as though the transaction had occurred on December 31, 2016 and June 30, 2017, and the adjustments to show the consolidated comprehensive income (loss) as though the transaction had occurred on January 1, 2016 and January 1, 2017 for the interim period.

The financial information of ASUR and Airplan used as the basis to gather the pro forma consolidated financial statements of ASUR was obtained from each of the Companies, as prepared by their respective Managements. The financial information of ASUR and Airplan as of June 30, 2017 and for the six-month period then ended was prepared in accordance with International Accounting Standard (IAS) 34 "Interim Financial Reporting" of IFRS, issued by the IASB and audited annual financial information at December 31, 2016 and for the year then ended was prepared in accordance with IFRS and its Interpretations, issued by the IASB; the norms adopted in Colombia, had been reviewed by the Technical Committee of Public Accounting and ratified by the Departments of Finance, of Industry and of Tourism. The regulations applied by Airplan and Oriente for the purpose of measuring financial information do not differ from the standards applied by ASUR.

The financial information of Airplan includes certain reclassifications in relation to the original presentation in the consolidated financial statements pro forma at June 30, 2017 and the audited financial statements at December 31, 2016 of ASUR; this financial information is presented under the column “Airplan”. These reclassifications are described as follows:

Airplan

•       On assets, the accounts receivable include customers, documents and other accounts receivable, as well as the reserve for uncollectible accounts. The other assets correspond to advances to suppliers.

•	In liabilities, the accounts payable and accrued expenses include suppliers, miscellaneous creditors, salaries and salaries and other liabilities.

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

and subsidiaries

Notes to the Pro Forma Consolidated Financial Information

June 30, 2017 and December 31, 2016

The pro forma financial information included is intended only for illustrative purposes and does not reflect the actual operating income that would have been incurred had the Operation taken place in the assumed dates, nor is it intended to project the future operating income (loss) or financial position of ASUR.

Pro forma adjustments

In presenting the effects of the Acquisition of net assets in the pro forma financial statements of ASUR, certain pro forma adjustments were applied to the historical figures of Airplan. As from the date on which the Company acquires total control of the net assets of Airplan, it will recognize the transaction as a business acquisition, applying the provisions of IFRS “Business combination” (IFRS 3) to its financial information.

The accounting treatment to be accorded to the operation will be applied in accordance with the provisions of IFRS 3, which requires entities to recognize business acquisitions by the acquisition method, which in general terms includes the following procedures and evaluations (i) determine whether a transaction or event qualifies as a business combination, (ii) identify the purchaser (determine the company obtaining control over the other business), (iii) determine the date of acquisition, (iv) measure and recognize at fair value, on the acquisition date, the identified assets acquired, the liabilities assumed and the non-controlling interest in the acquired business, (v) measure the consideration at fair value, and (iv) recognize any differences between the price charged and the net identifiable assets acquired, which is usually known as goodwill acquired (asset) or gain on acquisition (income/loss).

The adjustments shown below have been calculated and estimated, where applicable, based on Airplan historical values. After the Operation concludes, those historical values will be modified to consider the fair values required by IFRS 3.

The adjustments to the pro forma condensed consolidated statements of financial position are reflected as though the Operation had occurred on June 30, 2017 and December 31, 2016, applying the USD-peso exchange rate and the Colombian peso-Mexican peso exchange rate. The exchange rates used to convert US dollars to Mexican pesos at the respective dates are $18.0626 pesos at June 30, 2017 and $20.664 pesos at December 31, 2016 per US dollar; additionally, the exchange rates used to convert Colombian pesos to Mexican pesos are $168.09 at June 30, 2017 and $152.92 pesos at December 31, 2016 per Mexican peso. For the purpose of converting Colombian pesos to Mexican pesos in the statement of income, an average exchange rate was used of $110.1175 at June 30, 2017 and $163.8182 pesos at December 31, 2016, per Mexican peso.

Pro forma consolidated statement of financial position:

a.	Cash and cash equivalents would have increased as a result of obtaining funding to partially fund the operation of Bancomer, to have been financing for $4,000,000 with a rate of TIIE of 28 days plus 0.60 of percentage points.

b.	Cash and cash equivalents would have decreased by the equivalent of US $204,000 if the transaction had been closed as of June 30, 2017 $4,732,401 and December 31, 2107 $5,413,968 (The Exchange Rate used as of June 30, 2017 was $18.0626 and as of June 31, December 2016 was $20.6640).

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

and subsidiaries

Notes to the Pro Forma Consolidated Financial Information

June 30, 2017 and December 31, 2016

c.	Bank loans had been increased by the Bancomer financing mentioned in the previous subsection a. It is presented in the short and long term depending on its enforceability.

d.	The adjustment represents the payment of the value of the net assets acquired and the balance is canceled against the goodwill. It represents the difference between the balance paid for the acquisition and historical values.

e.	Relates to the non-controlling interest determined in accordance with the non-acquired percentage of the value of net assets.

Pro forma consolidated statement of comprehensive income:

f.	Represents the value of interest that the loan would have accrued if it had been contracted on January 1, 2016 and 2017. For a loan by $4,000,000 with an effective rate of 8.82% to 10 years with periodic amortizations.

g.	The adjustment represents the non-controlling interest in results for the period.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 19, 2017